UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-40004

CLOOPEN GROUP HOLDING LIMITED

(Exact name of registrant as specified in its charter)

16/F, Tower A, Fairmont Tower

33 Guangshun North Main Street

Chaoyang District, Beijing

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLOOPEN GROUP HOLDING LIMITED

	By:	/s/Yipeng Li
	Name:	Yipeng Li
	Title:	Chief Financial Officer

Date: February 5, 2026

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press Release